March 16, 2005

VIA EDGAR CORRESPONDENCE, FAX AND FEDERAL EXPRESS

Nicholas P. Panos, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

  Re:
  AMX Corporation
  Schedule TO-T; Schedule TO-T/A Filed February 24
  and March 1, 2005, respectively
  SEC File No. 5-46481

Dear Mr. Panos:

        On behalf of Amherst Acquisition Co. ("Subcorp"), a Texas corporation and a wholly-owned subsidiary of Thrall Omni Company, Inc., a Delaware corporation ("Thrall Omni"), which is an affiliate of Duchossois Industries, Inc., an Illinois corporation ("DII"), this letter responds to your letter dated March 5, 2005 (the "Comment Letter"), providing comments on DII's, Thrall Omni's and Subcorp's Schedule TO-T dated February 24, 2005 and Schedule TO-T/A dated March 1, 2005 (collectively, the "Schedule TO"). For your convenience, each comment from the Comment Letter has been reproduced below, followed by DII's, Thrall Omni's and Subcorp's response to such comment. Capitalized terms defined in the Schedule TO and used in the following responses without definition shall have the meanings specified in the Schedule TO.

General

1.
Please advise us as to how the bidders commenced the offer under Rule 14d-2 and the method by which the offering materials have been disseminated.

        The bidders commenced the Offer under Rule 14d-2 on February 24, 2005 pursuant to a summary publication in the national edition of The Wall Street Journal. On February 24, 2005, Merrill Corporation, the bidders' financial printer, mailed the tender offer materials by first-class mail to the approximately 190 record holders of AMX common shares. Also on that date, Georgeson Shareholder Communications, Inc., the information agent for the Offer, commenced a mailing of approximately 9,000 copies of the tender offer materials to "the Street" (i.e., brokers, dealers, commercial banks, trust companies and other nominees) for distribution to beneficial owners of AMX common shares.

2.
Please advise us what consideration has been given to continuing to update the Schedule TO disclosure to reflect any material developments in the course of the private litigation and the extent to which such amendments, if filed, will be viewed as a material change to the offer disclosure requiring that at least five business days remain in the tender offer. In addition, advise us how such changes will be disseminated to security holders.

        On March 9, 2005, Thrall Omni filed Amendment No. 2 to the Schedule TO with the Commission to provide updated disclosures relating to the private litigation against AMX and its board of directors. Amendment No. 2 to the Schedule TO is available to the public and AMX's shareholders at the internet world wide web site maintained by the Commission at http://www.sec.gov. Thrall Omni does not believe that the updated disclosures set forth in Amendment No. 2 materially change the offer disclosure already provided to AMX's shareholders in the Offer to Purchase. Nonetheless, the updated disclosures relating to the private litigation against AMX and its board of directors set forth in Amendment No. 2 to the Schedule TO have been reproduced in full in a Supplement to the Offer to

Purchase which is an exhibit to the Schedule TO amendment filed in response to this Comment Letter. The Supplement to the Offer to Purchase is being mailed to AMX's shareholders.

        DII, Thrall Omni and Subcorp will continue to monitor developments in the private litigation against AMX and its board of directors in order to determine whether further amendments to the Schedule TO are necessary. DII, Thrall Omni and Subcorp will evaluate the materiality of such developments on a case-by-case basis to determine whether any of such developments require that the Offer to remain open for at least five business days.

3.
The Schedule TO-C filed on February 15, 2005 indicated that forward-looking statements made in connection with the tender offer enjoyed the safe harbor protection afforded by the Private Securities Litigation Reform Act of 1995. This Act, by its terms, does not apply to forward-looking statements made in connection with a tender offer. Please revise the SC TO disclosure to affirmatively indicate that the forward-looking statements made in connection with this tender offer have not been protected by the Act's safe harbor, and confirm that the bidders will not reference in future communications the Act in this context.

        The Schedule TO has been amended in response to the Comment Letter to include the following:

    Forward-looking statements made by DII, Thrall Omni, Subcorp and AMX in connection with the Offer, whether made prior to or after the date hereof, are not entitled to the benefit of the safe harbor protections afforded by the Private Securities Litigation Reform Act of 1995.

        DII, Thrall Omni and Subcorp confirm that they will not reference the safe harbor provisions of the PSLRA in any future press releases or other communications relating to the Offer.

8. Information Concerning AMX

4.
Please refer to the first paragraph of this section. We note that the bidders are not assuming responsibility for the accuracy or completeness of any information contained in this Section. While the bidders may include appropriate language about the limits on the reliability of the information, the bidders may not disclaim responsibility for its accuracy. Please revise.

        The Schedule TO has been amended in response to the Comment Letter to include the following:

    Except as otherwise set forth herein, the information concerning AMX contained in this Offer to Purchase has been furnished by AMX or taken from or based upon publicly available documents and records on file with the Commission and other public sources. The following description of AMX and its business has been taken from AMX's Annual Report on Form 10-K for the fiscal year ended March 31, 2004, and is qualified in its entirety by reference thereto. None of DII, Thrall Omni, Subcorp, or any of their respective affiliates, the Dealer Manager, the Information Agent or the Depositary have any means of verifying the accuracy or completeness of any of the information contained herein which is derived from AMX's filings with the Commission or whether there has been any failure by AMX to disclose events which may have occurred or may affect the significance or accuracy of any such information.

5.
Disclose, if true, the extent to which members of AMX management members will benefit from a change of control transaction due to the receipt of benefits or other compensation arrangements not shared on a pro rata basis with unaffiliated security holders. Quantify those benefits or additional compensation to the extent practicable. See Item 1011(b) of Regulation M-A.

        We do not believe that members of AMX management will benefit from a change of control transaction due to the receipt of benefits or other compensation arrangements not shared on a pro rata basis with unaffiliated security holders. In particular, Thrall Omni has no present intention of terminating any member of AMX management. Nonetheless, the Schedule TO has been amended in response to the Comment Letter to include the following:

  Interests of AMX Directors and Executive Officers in the Merger.

  In considering the recommendation of the AMX board of directors with respect to the Merger, AMX shareholders should be aware that certain executive officers and directors of AMX have certain interests in the Merger that may be different from, or in addition to, the interests of AMX shareholders generally. The AMX board of directors was aware of the interests described below and considered them, among other factors, when adopting the Merger Agreement and recommending that AMX shareholders accept the Offer and tender their Shares under the Offer. These interests are summarized below.

  Stock Options and Restricted Share Grants.    Directors and executive officers of AMX may tender any of their Shares (including unvested restricted share grants) or receive Merger Consideration with respect to any of such Shares not tendered in the same manner as other AMX shareholders. All outstanding Options, whether vested or unvested, and whether or not held by directors and executive officers, will be converted into the right to receive the Option Consideration.

  Unvested Restricted Shares and Unvested Options.    The following table sets forth the number of shares subject to unvested Options, if any, held by AMX's named executive officers, the number of unvested restricted share grants, if any, held by AMX's named executive officers and the amounts to be received in respect of such Options and restricted share grants upon their tender in the Offer and exchange in the Merger, as applicable. The directors, other than Mr. Carroll, hold no unvested Options or unvested restricted share grants.

Name	Unvested Restricted Shares	Total $ To Be Received for Unvested Restricted Shares	Unvested Options	Net $ To Be Received for Unvested Options	Total $ To Be Received for Unvested Restricted Shares and Options
C. Chris Apple Executive	25,000	$562,500.00	13,333	$274,259.81	$836,759.81
Robert J. Carroll Executive/Director	113,750	2,559,375.00	120,000	649,200.00	3,208,575.00
Carl D. Evans Executive	22,750	511,875.00	16,666	342,819.62	854,694.62
Peter C. Nohren Executive	20,250	455,625.00	10,000	205,700.00	661,325.00
Scott D. Norder Executive	30,000	675,000.00	20,000	407,400.00	1,082,400.00
Rashid M. Skaf Executive	30,000	675,000.00	13,333	274,259.81	949,259.81

  Shares and Vested Options.    The following table sets forth the number of Shares owned by AMX's directors and named executive officers, the number of vested Options, if any, held by AMX's directors and named executive officers, and the amounts to be received in respect of such Shares and Options.

Name	Shares Owned*	Total $ To Be Received for Shares Owned	Vested Options	Net $ To Be Received for Vested Options	Total $ To Be Received for Shares and Options
Lawrence N. Goldstein Director	7,500	$168,750.00	57,340	$960,725.14	$1,129,475.14
Thomas L. Harrison Director	—	—	60,540	1,015,741.06	1,015,741.06
David R. Richard Director	2,500	56,250.00	41,340	642,325.14	698,575.14
Richard L. Smith Director	—	—	88,565	1,569,133.29	1,569,133.29
John E. Wilson Director	2,800	63,000.00	57,340	961,845.14	1,024,845.14
C. Chris Apple Executive	47,926	1,078,335.00	66,667	1,334,140.19	2,412,475.19
Robert J. Carroll Executive/Director	18,992	427,320.00	315,000	6,280,385.00	6,707,705.00
Carl D. Evans Executive	26,102	587,295.00	58,334	1,112,430.38	1,699,725.38
Peter C. Nohren Executive	14,520	326,700.00	55,000	1,111,350.00	1,438,050.00
Scott D. Norder Executive	2,100	47,250.00	50,000	1,016,600.00	1,063,850.00
Rashid M. Skaf Executive	24,600	553,500.00	66,667	1,334,140.19	1,887,640.19

*
Includes vested restricted share grants.

  Under the Support Agreements, the executive officers of the Company have agreed, subject to certain conditions, to tender all of their Shares to Subcorp in the Offer, except that Mr. Carroll will not tender the 60,000 restricted share grants he received in December 2004, in order to avail himself of an exemption under the federal securities laws for "short-swing" sales, which avoids the forfeiture of any value he will receive. These 60,000 restricted share grants will be exchanged in the Merger for $22.50 per Share in cash, without interest.

  Indemnification and Insurance.    The Merger Agreement provides that all rights to indemnification from liabilities for acts or omissions occurring prior to the Effective Time existing in favor of current or former officers or directors of AMX under AMX's Articles of Incorporation will be assumed by the Surviving Corporation and will continue in full force and effect following completion of the Merger.

  The Merger Agreement also provides that for six years after the Effective Time, Thrall Omni will maintain policies of directors' and officers' liability insurance covering each person who was covered under the policies of directors' and officers' liability insurance maintained by AMX as of

  February 15, 2005 with substantially the same coverage and containing substantially similar terms and conditions as such existing policies.

  Employment Agreements and Other Arrangements.    The executive officers of AMX have not entered into any employment arrangements with DII, Thrall Omni or any of their respective affiliates. The only arrangements that the AMX executive officers expect to have in place at the Effective Time are the existing employment agreements between AMX and certain executive officers as more fully described under the heading "Employment Agreements" on page A-17 of the Information Statement attached as Annex A to the Schedule 14D-9 filed with the Commission by AMX on February 24, 2005 and previously mailed to you.

  AMX amended and restated its employment agreement with Mr. Carroll on January 5, 2005, to be effective as of December 10, 2004. Mr. Carroll's previous agreement (the "Old Carroll Agreement") had been scheduled to expire on March 31, 2005 and the Compensation Committee commenced negotiation of the amended and restated agreement (the "New Carroll Agreement") with Mr. Carroll in mid-2004. The New Carroll Agreement provides for an increase in Mr. Carroll's base salary from $375,000 to $410,000. Furthermore, under the Old Carroll Agreement, if Mr. Carroll was terminated without cause, AMX was required to pay, among other things, severance payments in an amount equal to the base salary that would have been payable to him over the longer of (i) the period commencing on the date of termination and ending at the expiration of 12 months following the date of termination and (ii) the remaining term of the agreement. AMX was not required to pay any prorated bonus payments. Under the New Carroll Agreement, if Mr. Carroll is terminated without cause, AMX is required to pay, among other things, severance pay in an amount equal to the base salary that would be payable to him over the period commencing on the date of termination and ending at the expiration of 24 months following the date of termination, and AMX is required to pay a prorated bonus payment, if applicable in accordance with the New Carroll Agreement, with respect to the fiscal year in which the termination occurs. Depending on the timing of a termination of employment and the financial performance of AMX at the time of such termination, Mr. Carroll's severance pay under the New Carroll Agreement may be more or less than it would have been under the Old Carroll Agreement. In addition, if Mr. Carroll's employment is terminated by AMX without cause or by Mr. Carroll for good reason due to any purported reduction in the base salary payable to him under the New Carroll Agreement at any time following a change in control, or is otherwise terminated by Mr. Carroll following the six month anniversary of a change of control, AMX will pay to Mr. Carroll, in addition to any amounts otherwise payable under the New Carroll Agreement, a lump sum stay bonus equal to six months of Mr. Carroll's then current base salary. This provision was added by the Compensation Committee in order to induce Mr. Carroll to provide transition services in the event that the AMX was sold. On the effective date of the New Carroll Agreement, Mr. Carroll also was granted 120,000 stock options and 60,000 restricted share grants.

  AMX entered into an employment agreement with Mr. Apple on January 25, 2005, to be effective as of December 3, 2004 (the "New Apple Agreement") in order to replace Mr. Apple's previous agreement (the "Old Apple Agreement"), which expired on December 3, 2004. The New Apple Agreement reflected a prior increase in Mr. Apple's base salary from $175,000 to $195,000. Furthermore, under the Old Apple Agreement, if Mr. Apple was terminated without cause, Mr. Apple was entitled to a severance payment in an amount equal to six months base salary paid in equal installments over six months and was eligible for consideration for a pro-rated discretionary bonus on the same basis as if he had remained employed for such six-month period. Under the New Apple Agreement, Mr. Apple is entitled to a severance payment in an amount equal to twelve months base salary paid in equal installments over 12 months (the "Severance Period") and is eligible for consideration for a pro-rated discretionary bonus on the same basis as if he had remained employed during the Severance Period. In addition, if Mr. Apple is terminated without cause, AMX shall pay his COBRA premiums during the Severance Period, any of his stock option rights that would have vested during the Severance Period had he remained employed during the Severance Period shall accelerate and vest immediately on the date he is terminated without cause, and AMX shall pay up to $15,000 for outplacement services for Mr. Apple during the Severance Period.

  Other named executive officers who may be entitled to severance payments are Messrs. Evans, Nohren and Norder. The severance payments due to each of these executive officers upon termination without cause are more fully explained under the heading "Employment Agreements" on page A-17 of the Information Statement attached as Annex A to the Schedule 14D-9 filed with the Commission by AMX on February 24, 2005 and previously mailed to you.

  The Company is not aware that there is any executive officer who will not be continuing his employment with AMX following the Effective Date.

12. Source and Amount of Funds

6.
Disclose your alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. See Item 1007(b) of Regulation M-A.

        The Schedule TO has been amended in response to the Comment Letter to include the following:

    Thrall Omni and DII do not have any alternative financing arrangements or alternative financing plans to fund the purchase of all outstanding Shares in the Offer and to complete the Merger.

Certain Conditions of the Offer page 39

7.
Please advise us, with a view toward revised disclosure, of the effect, if any, of the lawsuit filed by security holders has had on the determination of whether conditions (a) or (c) to the offer have been met.

        At the present time, DII, Thrall Omni and Subcorp are unable to determine if the private litigation against AMX and its board of directors will result in the failure of conditions (a) or (c) to the Offer. DII, Thrall Omni and Subcorp note that the Collin County District Court has set a hearing on plaintiff's motion for a temporary injunction against defendants for 9:00 a.m. on March 18, 2005. DII, Thrall Omni and Subcorp are unable to determine the likelihood that the defendants will prevail at such hearing. Accordingly, DII, Thrall Omni and Subcorp believe that disclosure of any prediction as to the likely outcome of such hearing, and the related impact of such outcome on the determination of whether conditions (a) and (c) to the Offer have been met, would be misleading to AMX's shareholders. DII, Thrall Omni and Subcorp will continue to monitor developments in the private litigation in order to determine whether future disclosures are necessary, including with respect to the conditions to the Offer.

8.
Please refer to the first paragraph that follows the offer conditions. The bidders have indicated that the conditions that follow this paragraph may be asserted "at any time and from time to time." Defining the conditions as an ongoing right suggests that the conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer and not the date shares are accepted. Please revise the disclosure to make clear that all conditions to the offers, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before expiration of the offer.

        The Schedule TO has been amended in response to the Comment Letter to include the text "until the expiration of the Offer" following the phrase "at any time and from time to time" in the first paragraph that follows the conditions to the Offer in the Offer to Purchase.

        If you should have any questions or comments concerning this response letter, please feel free to call me at (216) 586-7302.

Sincerely,
/s/ JAMES P. DOUGHERTY
James P. Dougherty